Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

											Nine Months ended September 30, 2007
	Years Ended December 31,
	2002		2003		2004		2005		2006
Earnings
Pre-tax income *	$24,686		$22,690		$34,876		$52,430		$74,910		$48,522
Fixed charges	1,786		5,048		7,328		14,351		19,783		12,453

Total earnings	$26,472		$27,738		$42,204		$66,781		$94,693		$60,975

Fixed Charges
Interest expense **	$1,758		$4,986		$7,267		$14,053		$19,151		$11,842
Rental interest factor	28		62		61		298		632		611

Total fixed charges	$1,786		$5,048		$7,328		$14,351		$19,783		$12,453

Ratio of earnings to fixed charges	14.8	x	5.5	x	5.8	x	4.7	x	4.8	x	4.9	x

*	Excludes equity earnings from investees and includes capitalized interest.

**	Includes capitalized interest.